SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C. 20549

                              SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                           (Amendment No.  )*


                     INTERNATIONAL HOME FOODS, INC.
                            (Name of Issuer)


                              Common Stock
                     (Title of Class of Securities)


                               459655 10 6
                             (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459655 10 6

1) NAMES OF REPORTING PERSONS S. S. OR I. R. S. IDENTIFICATION NOS. OF ABOVE PERSONS

     American Home Products Corporation - 13-2526821


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)

(b) x

3) SEC USE ONLY


4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     (5) Sole Voting Power

          None

     (6) Shared Voting Power

          8,824,002**

     (7) Sole Dispositive Power

          None

     (8) Shared Dispositive Power

          8,824,002**

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,824,002**

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.4%**

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

               *SEE INSTRUCTION BEFORE FILLING OUT!

** See Item 4 of this filing.

CUSIP No. 459655 10 6

1) NAMES OF REPORTING PERSONS S. S. OR I. R. S. IDENTIFICATION NOS. OF ABOVE PERSONS

     AHP Subsidiary Holding Corporation


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)

(b) x

3) SEC USE ONLY


4) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     (5) Sole Voting Power

          None

     (6) Shared Voting Power

          8,824,002**

     (7) Sole Dispositive Power

          None

     (8) Shared Dispositive Power

          8,824,002**

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,824,002**

10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.4%**

12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

               *SEE INSTRUCTION BEFORE FILLING OUT!
** See Item 4 of this filing.

SCHEDULE 1   3G


Item 1 (a)   NAME OF ISSUER:

          International Home Foods, Inc.

Item 1 (b)   ADDRESS OF ISSUER'S  PRINCIPAL EXECUTIVE OFFICES:

          1633 Littleton Road
          Parsippany, New Jersey 07054

Item 2 (a)   NAMES OF PERSONS FILING:

          American Home Products Corporation ("Parent")
          AHP Subsidiary Holding Corporation ("Holding")

Item 2 (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

          American Home Products Corporation
          AHP Subsidiary Holding Corporation

          Five Giralda Farms
          Madison, New Jersey 07940

Item 2 (c)      CITIZENSHIP:

          American Home Products Corporation - Delaware
          AHP Subsidiary Holding Corporation - Delaware

Item 2 (d)      TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

Item 2 (e)      CUSIP NUMBER

          459655 10 6

Item 3     TYPE OF REPORTING PERSON

          Not applicable. Holding is a wholly-owned subsidiary of Parent. Holding had owned all securities referred to herein prior to the Issuer registering any of its equity securities under the Securities Exchange Act of 1934, as amended.

Item 4        OWNERSHIP

     (a) AMOUNT BENEFICIALLY OWNED:

          See Item 9 of Cover Pages. Pursuant to Rule 13d-4, American Home Products Corporation ("Parent") disclaims beneficial ownership of the securities of International Home Foods, Inc. referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that Parent, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), is the beneficial owner of any securities of International Home Foods, Inc. covered by this statement.

     (b) PERCENT OF CLASS:

          See Item 11 of Cover Pages

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

               See Item 5 of Cover Pages

          (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

               See Item 6 of Cover Pages

          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

               See Item 7 of Cover Pages

          (iv) SHARED POWER TO DISPOSE OR TO DIRECT DISPOSITION OF:

               See Item 8 of Cover Pages

Item 5     OWNERSHIP FIVE PERCENT OR LESS OF A CLASS.

          Not applicable

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

Item 9     NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

Item 10    CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATU RE.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              AMERICAN HOME PRODUCTS CORPORATION


Date:  January 15, 1998        By:   /s/ Gerald A. Jibilian
                              -------------------------------
                                   Vice President


                              AHP SUBSIDIARY HOLDING CORPORATION


Date:  January 15, 1998       By:  /s/ Gerald A. Jibilian
                              ------------------------------
                                   Vice President